FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 00142)

Website: http://www.firstpacco.com

ANNUAL GENERAL MEETING HELD ON 4TH JUNE 2008 POLL RESULTS

At the Annual General Meeting of First Pacific Company Limited (the "Company") held at The East & West Room, 23rd Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong on Wednesday, 4th June 2008 (the "AGM"), a poll was demanded by the Chairman for voting on all the proposed and seconded resolutions, as set out in the Notice of AGM dated 30th April 2008.

As at the date of AGM, the issued share capital of the Company was 3,220,823,003 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM. No shareholders were required to abstain from voting on any of the proposed resolutions at the AGM.

All the resolutions, which were voted on by poll, were approved by the Shareholders. The vote-taking at the AGM was scrutinised by Computershare Hong Kong Investor Services Limited, the Company's Hong Kong Branch Share Registrar. The poll results in respect of the resolutions were as follows:

Resolutions		Number of Votes (%)	
		For	Against
1.	To receive and adopt the Audited Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2007.	2,532,317,884 99.99%	243,389 0.01%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
2.	To declare a final cash dividend of HK5.00 cents (U.S. 0.64 cent) and a special cash dividend of HK3.00 cents (U.S. 0.38 cent) per ordinary share for the year ended 31st December 2007.	2,538,357,373 100.00%	0 0.00%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		

	Resolutions	Number of Votes (%)	
		For	Against
3.	To re-appoint Ernst & Young as auditors of the Company and to authorize the Board of Directors of the Company to fix their remuneration.	2,536,357,373 100.00%	0 0.00%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
4(i)	To re-elect Mr. Napoleon L. Nazareno as a Non-executive Director of the Company for the fixed term#.	2,395,698,831 94.02%	152,303,542 5.98%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
(ii)	To re-elect Mr. Robert C. Nicholson as an Executive Director of the Company for the fixed term#.	1,943,528,009 76.28%	604,444,364 23.72%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
(iii)	To re-elect Mr. Benny S. Santoso as a Non-executive Director of the Company for the fixed term#.	2,364,166,508 92.79%	183,805,865 7.21%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
(iv)	To re-elect Ambassador Albert F. del Rosario as a Non-executive Director of the Company for the fixed term#.	2,364,166,508 92.79%	183,805,865 7.21%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
(v)	To re-elect Mr. Graham L. Pickles as an Independent Non-executive Director of the Company for the fixed term#.	2,539,687,984 99.67%	8,284,389 0.33%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		

Resolutions		Number of Votes (%)	
		For	Against
5(i)	To authorize the Board of Directors to fix the remuneration of the Executive Directors pursuant to the Company's Bye-laws.	2,534,011,373 99.83%	4,300,000 0.17%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
(ii)	To fix the remuneration of the Non-executive Directors at the sum of US$5,000 for each meeting of the Board of Directors or Board Committee which he attends in person or by telephone conference call, as shall be determined from time to time by the Board.	2,537,840,553 99.98%	476,820 0.02%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
6.	To authorize the Board of Directors of the Company to appoint additional directors as an addition to the Board.	2,534,361,731 99.84%	3,955,642 0.16%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
7.	To give a general mandate to the Directors to allot, issue and deal with additional shares in the Company not exceeding 20% of the Company's issued share capital.	1,809,290,069 69.50%	794,046,117 30.50%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
8.	To give a general mandate to the Directors to exercise all the powers of the Company to repurchase shares in the Company not exceeding 10% of the Company's issued share capital.	2,538,317,373 100.00%	0 0.00%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
9.	To approve the addition of the aggregate nominal amount of shares repurchased pursuant to Resolution (8) above to the aggregate nominal amount of share capital which may be allotted pursuant to Resolution (7) above.	1,869,102,708 71.80%	734,233,478 28.20%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		

The "fixed term" referred to a term of not more than three years, commencing on the date of this AGM and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2011 or (2) 3rd June 2011 or (3) the date on which the Director concerned retires by rotation pursuant to the Code on Corporate Governance Practices adopted by the Company and/or the Bye-laws of the Company.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 4th June 2008

As at the date of this announcement, the Board of Directors of the Company comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Napoleon L. Nazareno
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang* *KBE*

* *Independent Non-executive Directors*

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第 一 太 平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

> **Filings made by Indofood Agri Resources Limited ("IndoAgri") to the Singapore Stock Exchange, in relation to (i) Half Year Financial Statements Announcement for Period ended 30th June 2007; (ii) Resignation and Appointment of Director and Chief Executive Officer.**

Dated this 15th day of August, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

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Half Year * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	14-Aug-2007 20:20:25
Announcement No.	00277

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	30-06-2007

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HALF YEAR FINANCIAL STATEMENTS ANNOUNCEMENT FOR PERIOD ENDED 30 JUNE 2007

1(a)(i). An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group - Q2 2007			Group – Half Year		
	Actual 30/06/2007 Rp ' million	Proforma 30/06/2006 Rp ' million	Change %	Actual 30/06/2007 Rp ' million	Proforma 30/06/2006 Rp ' million	Change %
Revenue	1,435,932	843,613	70.2	2,637,875	1,693,214	56.8
Cost of sales	(1,038,252)	(667,478)	55.5	(1,993,257)	(1,362,467)	46.3
Gross Profit	397,680	176,135	125.8	644,618	330,747	94.9
Gain arising from changes in fair values of biological assets	47,408	248,481	(80.9)	134,747	257,224	(47.6)
Other operating income	40,364	11,272	258.3	50,133	21,243	136.0
Selling and distribution costs	(42,669)	(28,348)	50.5	(91,270)	(60,165)	51.7
General and administrative expenses	(59,156)	(44,171)	33.9	(103,688)	(78,314)	32.4
Other operating expenses	(15,425)	(16,086)	(4.1)	(9,464)	(7,473)	26.6
Profit from operations	368,222	347,283	6.0	625,076	463,262	34.9
Impairment of goodwill *	-	-	-	(76,337)	-	n/m
Financial income	22,409	2,225	907.1	34,760	4,195	728.6
Financial expenses	(2,428)	(21,444)	(88.7)	(16,036)	(45,231)	(64.5)
Profit before taxation	388,203	328,064	18.3	567,463	422,226	34.4
Tax expense	(101,196)	(129,171)	(21.7)	(177,802)	(158,866)	11.9
Profit for the period	287,007	198,893	44.3	389,661	263,360	48.0
Attributable to:-						
- Equity holders of the Company	258,139	178,230	44.8	344,939	235,453	46.5
- Minority interests	28,868	20,663	39.7	44,722	27,907	60.3
	287,007	198,893	44.3	389,661	263,360	48.0

n.m. denotes "Not Meaningful"

** Goodwill arose on the difference between the deemed cost of acquisition and fair value of the Company's net assets at the reverse acquisition date. This goodwill has been impaired in full as there are no future economic benefits attached to the goodwill.*

1(a)(ii). Profit before income tax is arrived at after charging/(crediting) the following significant items.

	Group - Q2 2007			Group – Half Year		
Other information:-	Actual 30/06/2007 Rp ' million	Proforma 30/06/2006 Rp ' million	Change %	Actual 30/06/2007 Rp'million	Proforma 30/06/2006 Rp'million	Change %
Depreciation of property, plant & equipment	28,615	24,396	17.3	54,675	48,533	12.4
Amortisation of prepaid land premium & others	1,302	3,797	(65.7)	6,086	5,617	8.3
Foreign exchange loss/(gain)	11,350	10,760	5.5	(4,895)	(3,299)	48.4
Interest on borrowings	71	21,389	(99.7)	13,521	44,990	(69.9)
Plant and equipment written off	-	64	n/m	-	64	n/m
Gain on disposal of property, plant & equipment and prepaid land premium	(729)	(835)	(12.7)	(645)	(3,360)	(80.8)
Impairment of goodwill	-	-	-	(76,337)	-	-
Gain on sale of short term investment	(39,316)	-	n/m	(39,316)	-	n/m

n.m. denotes "Not Meaningful"

Ind◎Agri

1(b)(i). A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Group		Company	
	Actual 30/06/2007	Proforma 31/12/2006	Actual 30/06/2007	Actual * 31/12/2006
	Rp ' million	Rp ' million	Rp ' million	Rp ' million
Non-current assets				
Biological assets	2,862,856	2,480,752	-	-
Property, plant and equipment	881,558	830,613	350	-
Prepaid land premiums and deferred land rights acquisition cost	288,963	182,406	-	-
Advance for investment	53,250	-	-	-
Goodwill	47,536	36,852	-	-
Claims from income tax refund	57,429	97,733	-	-
Deferred tax assets	98,374	78,086	-	-
Other non-current assets	129,006	101,908	7,383,633	-
Total non-current assets	4,418,972	3,808,350	7,383,983	-
Current assets				
Inventories	701,982	602,814	-	-
Trade and other receivables	539,879	361,376	2,299,510	5,398
Prepaid value added tax	151,449	147,160	-	-
Advance to suppliers	179,114	100,631	-	-
Available-for-sale investments	-	243,607	-	-
Cash and cash equivalents	1,693,239	322,337	131,530	68,608
Total current assets	3,265,663	1,777,925	2,431,040	74,006
Total assets	7,684,635	5,586,275	9,815,023	74,006
Current liabilities				
Trade payables and accruals	300,974	223,829	14,752	5,463
Advance to customers	24,982	8,056	-	-
Interest-bearing loans and borrowings	7,822	759,900	-	-
Income tax payable	62,342	31,209	-	-
Total current liabilities	396,120	1,022,994	14,752	5,463
Non-current liabilities				
Interest-bearing loans and borrowings	87,387	332,662	-	-
Due to related parties	53,990	-	-	-
Other payables	19,813	17,505	-	-
Estimated liabilities for employee benefits	94,519	85,460	-	-
Deferred tax liabilities	747,556	666,367	87	86
Total non-current liabilities	1,003,265	1,101,994	87	86
Total liabilities	1,399,385	2,124,988	14,839	5,549
Net assets	6,285,250	3,461,287	9,800,184	68,457
Attributable to equity holders				
Share capital	2,480,311	26,285	9,808,443	79,035
Reserves	3,027,252	2,768,135	(8,259)	(10,578)
	5,507,563	2,794,420	9,800,184	68,457
Minority interests	777,687	666,867	-	-
Total equity	6,285,250	3,461,287	9,800,184	68,457

* 31 Dec 2006 financial statements of the Company was presented in Singapore dollar and converted to Rupiah using the closing exchange rate as of 31 Dec 2006.

1(b)(ii). Aggregate amount of the Group's borrowings and debt securities.

		Group	
		Actual 30/06/2007	Proforma 31/12/2006
		Rp ' million	Rp ' million
(i)	Amount payable in one year or less, or on demand		
	Secured	7,822	259,900
	Unsecured	-	500,000
	Sub-total	7,822	759,900
(ii)	Amount repayable after one year		
	Secured	87,387	332,662
	Unsecured	-	-
	Sub-total	87,387	332,662
	TOTAL	95,209	1,092,562

(iii) Details of the collaterals

The above bank term loans and investment loans are secured by:
(a) corporate guarantees from a parent company and a subsidiary
(b) charge over the plantation assets of the respective subsidiaries

Ind@Agri

1(c). *A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.*

	Group - Q2 2007		Group – Half Year	
	Actual 30/06/2007	Proforma 30/06/2006	Actual 30/06/2007	Proforma 30/06/2006
	Rp ' million	Rp ' million	Rp ' million	Rp ' million
Cash flows from operating activities				
Profit before taxation	388,203	328,064	587,463	422,228
Adjustments to reconcile profit before tax to net cash provided by/(used in) operating activities:				
Depreciation and amortisation	29,917	28,193	60,681	54,150
Unrealised foreign exchange losses/(gains) arising from financing transactions and foreign currency translation movement	(430)	21,214	3,558	(2,342)
Changes in fair value of long-term receivables	(663)	430	(663)	430
Loss on write-off of property, plant and equipment	-	64	-	64
Changes in fair value of biological assets	(47,408)	(248,481)	(134,747)	(257,224)
Gain on sale of property, plant and equipment, prepaid land premium	(729)	(835)	(645)	(3,360)
Gain on sale of short term investment	(39,318)	-	(39,318)	-
Changes in provision for dismantling cost	2,096	(1,583)	2,345	(254)
Changes in estimated liability for employee benefits	8,684	11,780	9,058	11,443
Gain on sale of prepaid land and premium	-	(1,070)	-	(1,070)
Impairment of goodwill	-	-	76,337	-
Interest income	(22,409)	(2,225)	(34,760)	(4,195)
Interest expense	2,428	21,444	16,036	45,231
Operating profit before changes in working capital	320,373	156,995	525,327	265,099
Changes in working capital				
Other non-current assets	35,172	(11,248)	8,589	(34,870)
Inventories	(145,680)	37,313	(93,051)	37,522
Receivables	(235,194)	(259,744)	(247,811)	(8,122)
Prepaid value-added taxes	(265)	(140,967)	(730)	(144,184)
Payables	26,240	549,873	80,242	250,508
Cash flow generated from operations	646	332,222	270,566	365,953
Interest received	22,409	2,225	34,760	4,195
Interest paid	(2,428)	(21,444)	(16,036)	(45,231)
Income tax paid	(64,289)	(32,381)	(108,745)	(59,769)
Net cash (used in)/generated from operating activities	(43,662)	280,622	180,545	265,148

IndoAgri

	Group - Q2 2007		Group – Half Year	
	Actual 30/06/2007	Proforma 30/06/2006	Actual 30/06/2007	Proforma 30/06/2006
	Rp ' million	Rp ' million	Rp ' million	Rp ' million
Cash flows from investing activities				
Acquisitions of property, plant and equipment	(48,677)	(59,822)	(84,917)	(94,897)
Acquisitions of subsidiaries, net of cash acquired	-	(9,926)	(124,536)	(9,926)
Proceeds from sale of short term investments	190,669	-	190,669	-
Acquisitions of biological assets	(69,241)	(11,450)	(94,166)	(26,411)
Advances for purchases of factory equipment, net	4,721	(16,702)	7,211	(2,713)
Advances to KKPA projects	(12,156)	(8,163)	(27,076)	(11,139)
Proceeds from disposal of property, plant and equipment and prepaid land premium	1,422	3,786	2,055	6,739
Proceeds from disposal of assets not used in operations	-	145,003	-	145,003
Proceeds from investment in convertible bond	-	50,300	-	50,300
Advances for long-term investment	(53,250)	-	(53,250)	-
Net cash (used in)/generated from investing activities	13,288	93,036	(184,032)	56,956
Cash flows from financing activities				
Proceeds of interest-bearing loans and borrowings	42,203	406,776	212,986	645,793
Cash received from placement of shares, net of expenses	-	-	2,379,949	-
Proceeds of obligation under capital lease	1,207	-	1,207	-
Repayment of short-term interest bearing loans and borrowings	(75,930)	(168,994)	(1,216,106)	(414,607)
Net payment of amount due to related parties	(3,380)	(249,606)	(3,380)	(249,606)
Payments arising from share capital reductions	-	(388,200)	-	(388,200)
Repayment of obligations under capital lease	(267)	-	(267)	-
Net cash (used in)/generated from financing activities	(36,167)	(400,025)	1,374,389	(406,620)
Net increase/(decrease) in cash and cash equivalents	(66,541)	(26,367)	1,370,902	(84,516)
Cash and cash equivalents at the beginning of the period	1,759,780	216,595	322,337	274,744
Cash and cash equivalents at the end of the period	1,693,239	190,228	1,693,239	190,228

IndoAgri

1(d). ***A statement (for the issuer and group) showing either (i) all the changes in equity or (ii) changes in equity other than those arising from capitalization issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.***

STATEMENT OF CHANGES IN EQUITY

	Group		Company	
	Actual 2007	Proforma 2006	Actual 2007	Actual 2006 (note 5)
	Rp ' million	Rp ' million	Rp ' million	Rp ' million
Issued Capital				
Balance as at 1 January	26,285	26,285	80,672	79,035
Issue of share pursuant to the Acquisition (note 1)/(note 2)	74,077	-	7,377,734	-
Issue of share pursuant to Share Placement (note 3)	2,487,055	-	2,487,055	-
Share issue expenses	(107,106)	-	(107,106)	-
Transfer from share premium	-	-	(39,912)	-
Balance as at 31 March / 30 June (note 4)	2,480,311	26,285	9,808,443	79,035
Reserves*				
Balance as at 1 January	2,768,135	2,094,548	(21,821)	1,614
Unrealised gain on changes in fair value of available-for-sale investments	(8,259)	(2,577)	-	-
Foreign currency translation movement	(3,691)	(1,588)	-	-
Net profit for the period	86,800	57,223	19,900	-
Balance as at 31 March	2,842,985	2,147,606	(1,921)	1,614
Unrealised gain on changes in fair value of available-for-sale investments	-	16,491	-	-
Realised gain on changes in fair value of available for sale investment	(73,872)	-	-	-
Foreign currency translation movement	-	1,318	-	-
Net profit/(loss) for the period	258,139	178,230	(6,338)	-
Balance as at 30 June	3,027,252	2,343,645	(8,259)	1,614
Minority Interest				
Balance as at 1 January	666,867	502,404	-	-
Unrealised gain on changes in fair value of available-for-sale investments	(1,017)	(350)	-	-
Minority interest of acquired subsidiaries	76,218	-	-	-
Net profit for the period	15,854	7,244	-	-
Balance as at 31 March	757,922	509,298	-	-
Unrealised gain on changes in fair value of available-for-sale investments	-	2,045	-	-
Realised gain on changes in fair value of available for sale investments	(9,103)	-	-	-
Minority interest of acquired subsidiaries	-	68,048	-	-
Net profit for the period	28,868	20,663	-	-
Balance as at 30 June	777,687	600,054	-	-
Total Equity	6,285,250	2,969,984	9,800,184	80,649

Notes:

1) This amount refers to the deemed cost of acquisition incurred by the legal subsidiary, Indofoods Oil & Fats Pte Ltd ("IOFPL"), in the form of equity issued to the owners of the legal parent, ie, the Company. The deemed cost of acquisition is determined using the fair value of the Company's share capital at the reverse acquisition date.
2) In January 2007, the Company issued 998,200,000 consolidated shares pursuant to the Acquisition.
3) In February 2007, the Company issued 338,000,000 new consolidated shares at $1.25 per share pursuant to the share placement.
4) The issued capital of the Group differs from that of the Company as a result of applying reverse acquisition accounting in accordance with FRS 103. It represents the total of the deemed cost of acquisition, the issued equity of IOFPL immediately before the Acquisition and placement of new shares by the Company.
5) Share capital and reserves related to CityAxis Holdings Limited for Q2 2006 were not meaningful.

* Reserves of the Group consist of revenue reserve, capital reserve, unrealised gains/losses on changes in fair value of available-for-sale securities and foreign currency translation differences.

(d)(ii). ***Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issue of equity securities, issue of shares for cash or consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at end of the current financial period reported on and as at end of the corresponding period of the immediately preceding financial year.***

The number of shares immediately upon completion of the Proposed Acquisition and consolidation of every 10 existing shares into 1 share (as described in the Circular dated 11 December 2006) is 1,011,700,000 consolidated shares.

	No. of ordinary shares issued ('000)
Balance as at 1 Jan 2007	135,000
Issue of Consideration Shares pursuant to the Proposed Acquisition	9,982,000
Balance before consolidation	10,117,000
Balance after consolidation	1,011,700
New shares placement	338,000
Balance as at 30 June 2007 after consolidation and new shares placement	1,349,700

2. ***Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice.***

This unaudited consolidated financial information have not been audited nor reviewed by the auditor.

3. ***Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).***

Not applicable.

IndoAgri

4. ***Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.***

The Company became the legal parent company of IOFPL at the reverse acquisition date. The substance of the acquisition was that IOFPL (the "deemed acquirer") acquired the Company (the "deemed acquiree") in a reverse acquisition. As a consequence of applying reverse acquisition accounting, the consolidated financial statement represents a continuation of the financial statements of the IOFPL.

The comparative information has been prepared on a proforma basis based on the assumptions stated in the Circular dated 11 December 2006.

The same accounting policies and methods of computation have been applied in these unaudited consolidated financial information for the current financial period as compared to the unaudited proforma consolidated financial information as at 31 December 2006.

5. ***If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changes, as well as the reason for, and the effect of, the change.***

Not applicable.

6. ***Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding year, after deducting any provision for the preference dividends; (a) Based on weighted average number of shares and (b) On a fully diluted basis (detailing any adjustments made to the earnings)***

Basic earnings per share is calculated by dividing earnings for the year attributable to the equity holders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated on the same basis as the basic earnings per share except that the weighted average number of shares outstanding during the period is adjusted for the effects of all dilutive potential ordinary shares. The Company has no dilutive potential ordinary shares as at 30 June 2007.

For the purpose of basic and diluted earnings per share computation, the weighted number of ordinary shares issued as at 30 June 2007 represents:

(a) the number of shares issued by the Company pursuant to the Acquisition; and

(b) the number of shares issued pursuant to the Placement.

The weighted number of ordinary shares outstanding as at 30 June 2006 represents the number of shares outstanding at the Acquisition date (ie, 1,011,700,000 shares).

	Group - Q2 2007			Group - Half Year		
	Actual 30/06/2007	Proforma 30/06/2006	Change %	Actual 30/06/2007	Proforma 30/06/2006	Change %
Earnings per share (Rp)						
(a) based on weighted average number of share	203.43	176.17	15.5	271.83	232.73	16.8
(b) based on a fully dilutive basis	203.43	176.17	15.5	271.83	232.73	16.8

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-

	Group		Company	
	Actual 30/06/2007	Proforma 31/12/2006	Actual 30/06/2007	Actual 31/12/2006
	Rp	Rp	Rp	Rp
Net asset value per ordinary share	4,081	2,762	7,281	507

The net asset value per ordinary share for the Group is calculated using the net assets value attributable to equity holders as at end of each year/period divided by the enlarged share capital:
a) 1,011,700,000 consolidated shares as of 31 December 2006; and
b) 1,349,700,000 consolidated shares as of 30 June 2007.

8 *A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.*

<u>Review of Group Performance</u>

Revenue and Gross Margin: The Group delivered strong revenue with an increase of 70.2% from Rp844 billion in Q2 2006 to Rp1,436 billion in Q2 2007 on the back of increased selling prices. Overall gross profit margin improved from 20.9% in Q2 2006 to 27.7% in Q2 2007 due to increase in selling prices, higher volume from edible oil products and operational improvement in commodity division. For the first half 2007, the Group's revenue grew 55.8% and gross profit margin improved from 19.5% to 24.4% compared to the same period last year.

Plantation division continued to deliver encouraging revenue growth in Q2 2007, an increase of 73.3% from Rp270 billion in Q2 2006 to Rp468 billion in Q2 2007. Of these sales, Rp67 billion in Q2 2007 (vs. Rp39 billion in Q2 2006) were to external parties. The increase was due mainly to higher average selling price of Crude Palm Oil (CPO) from Rp3,482/kg in Q2 2006 to Rp5,975/kg in Q2 2007. The robust CPO prices also contributed to 54.8% revenue growth in first half 2007.

Cooking oil and fats division's external revenue improved by 66.0% from Rp633 billion in Q2 2006 to Rp1,051 billion in Q2 2007. The positive result was due to increase in selling prices and higher sales volume in margarine and shortening, consumer pack cooking oil and sales of industrial cooking oil. For the first half 2007, this division registered a revenue growth of 54.0%.

Commodities division recorded an increase in external revenue of 85.3% from Rp171 billion in Q2 2006 to Rp317 billion in Q2 2007. This was attributable to the increase in the average selling price of palm oil-based and higher export volume of copra-based product of more than 35% . This division's revenue for the first half 2007 was higher than the first half 2006 by 61.7%.

Gain arising from changes in fair values of biological assets for Q2 2007 was approximately Rp47 billion, this was mainly due to the higher fair value as a result of (i) a lower discount rate being applied due to a decrease in consensus emerging market risk premium, and (ii) higher CPO price versus Q1 2007.

Biological assets comprise oil palm plantations and rubber plantations. Mature oil palm trees produce fresh fruit bunches ("FFB"), which are used to produce CPO and palm kernel oil ("PKO"). The fair values of oil palm plantations as at 30 June 2007 are determined by using the discounted future cash flows of the underlying plantations. The expected future cash flows of the oil palm plantations are determined using the forecast market price of FFB which is largely dependent on the projected selling prices of CPO and PKO in the market.

Profit from Operations for Q2 2007 showed an increase of 6% or Rp21 billion versus Q2 2006. The improvement was largely due to higher gross profit of Rp222 billion and one-off gain from sale of marketable securities of Rp39 billion, but offset by lower gains arising from changes in fair values of biological assets. Excluding gains arising from changes in fair values of biological assets and the gain from sale of marketable securities, the adjusted profit from operations for Q2 2007 would have been Rp183 billion higher versus same period last year.

Profit from operations in Q2 2007 was partially offset by higher selling and distribution costs which largely due to increase in promotion and advertising costs and general and administrative expenses which was caused mainly by higher headcount, salary increment and professional fees..

Net Profit After Tax of the Group increased by 44.3% in Q2 2007 against same period last year supported by lower income tax expense, income from time deposits and lower interest expenses as part of the share placement proceeds were used to repay interest bearing debts. For the first half of 2007, net profit after tax was 48% higher than the same period last year.

Review of Financial Position

Biological assets increased primarily due to the acquisition of PT Swadaya Bhakti Negaramas ("SBN"), PT Mentari Subur Abadi and Subsidiary ("MSA"), and PT Mega Citra Perdana & Subsidiaries ("MCP") acquired from Rascal Holding Limited ("Rascal") in Q1 2007 and changes in fair values.

Property, plant and equipment increased attributed largely to purchase of equipment, construction of housing and infrastructure in plantations, as well as the acquisition of plantations from Rascal in Q1 2007. Similarly, the increase in prepaid land premiums and deferred land right costs as well as goodwill were largely relating to acquisition from Rascal.

Advances for investment of Rp53 billion as of 30 June 2007 were relating to the acquisition of 70% interests in PT Mitra Inti Sejati Plantation (PT MISP). MISP owns a total plantation land bank of 16,268 hectares, of which approximately 2,700 hectares are planted with oil palm.. This acquisition is expected to complete by end September 2007.

The changes in other non-current assets were due largely to increase in advances to KKPA projects in relation to Plasma Program.

The Group disposed off Rp244 billion available-for-sale investment in Q2 2007 with total gain recognized amounting to approximately Rp39 billion.

Interest bearing loans and borrowings reduced significantly as part of the share placement proceeds were used to repay debts amounting to Rp638 billion and US$45 million.

The group's net assets saw an increase of Rp2,824 billion in first half 2007 compared to Dec 2006 due to cash proceeds from the new shares placement in mid February. Similar reason was noted for the group's strong net cash position as of 30 June 2007.

9. ***Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.***

N.A.

10. *A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.*

As announced by the Company on 25 May 2007, the Company and its 90 per cent-owned subsidiary, PT Salim Ivomas Pratama ("PT SIMP") had, on 25 May 2007, entered into a conditional agreement (the "S&P Agreement") with (i) First Durango Singapore Pte. Ltd., (ii) certain funds that have appointed, directly or indirectly, Ashmore Investment Management Limited as their investment manager and (iii) Mr Eddy Sariaatmadja (together, the "Vendors") pursuant to which the Company and PT SIMP agreed to acquire shares and mandatory convertible notes ("MCNs") in PT Perusahaan Perkebunan London Sumatra Indonesia Tbk ("Lonsum"), representing approximately 64.4 per cent.of the enlarged share capital of Lonsum assuming conversion of the MCNs, from the Vendors (the "Proposed Acquisition"). Upon completion of the Proposed Acquisition, a tender offer for the remaining shares in Lonsum will be triggered by PT SIMP. Completion of the Proposed Acquisition is still pending satisfaction of certain conditions under the S&P Agreement. Please refer to a copy of the announcement dated 25 May 2007 which is available on www.sgx.com for further information.

In addition to the positive effect of the Proposed Acquisition to the Group, the fundamentals for the palm oil sector remain positive with the expected increase in global demand due to i) increasing awareness of the dietary benefits of palm oil; ii) as feedstock for bio-diesel due to the government policy and higher mineral oil prices; and iii) higher import by China and India due to the increasing population and income growth.
The outlook projection for edible oil is encouraging as Indonesia's per capital consumption of cooking oil is lower than those in the region, coupled with the expected increase in consumer affluence with the projected improvement of Indonesia GDP to 6.2% in 2007.

The Indonesia Government has increased the CPO export tax on 15 June 2007 from 1.5% to 6.5% to control the surge in domestic cooking oil price. There is a possibility that the Indonesia Government may further raise the export tax and implement a domestic market obligation ("DMO") to get oil palm plantations to sell certain percentage of their production to the domestic market at a reduced price. The above measures may put pressure on the margin of the oil palm plantations companies.

11. *If a decision regarding dividend has been made.*

(a) *Current Financial Period Reported On*

Nil.

(b) *Corresponding Period of the Immediately Preceding Financial Year*

Nil.

12. *If no dividend has been declared (recommended), a statement to that effect.*

No dividend has been declared or recommended for the Financial Period ended 30 June 2007.

IndoAgri

13. *Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year*

In Rp' million	Plantations	Cooking Oils	Commodities	Others	Eliminations	Total
Half year 2007						
Revenue						
External sales	146,742	1,871,642	619,491		-	2,637,875
Inter-segments sales	689,071	-	3,048		(692,119)	-
Total Sales	835,813	1,871,642	622,539	-	(692,119)	2,637,875
Results						
Segment profit	644,952 *	25,173	22,192	(7,289)	(64,867)	620,181
Net foreign exchange gain						4,895
Profit from operations						625,076
Impairment of goodwill						(76,337)
Net finance costs						18,724
Profit before income tax						567,463
Income tax expense						(177,802)
Profit for the period						389,661

In Rp' million	Plantations	Cooking Oils	Commodities	Others	Eliminations	Total
Half year 2006						
Revenue						
External sales	94,929	1,215,257	383,028		-	1,693,214
Inter-segments sales	445,056	11,574	1,310		(457,940)	-
Total Sales	539,985	1,226,831	384,338	-	(457,940)	1,693,214
Results						
Segment profit	492,659 *	16,582	(23,153)		(26,125)	459,963
Net foreign exchange gain						3,299
Profit from operations						463,262
Impairment of goodwill						-
Net finance costs						(41,036)
Profit before income tax						422,226
Income tax expense						(158,866)
Profit for the period						263,360

* Includes the changes in fair values of biological assets.

Revenue by Geographical Market Note (1)

	Group - Q2 2007					Group - Half Year 2007				
	Actual		Proforma		Change	Actual		Proforma		Change
	30/06/2007 (Rp' million)	%	30/06/2006 (Rp' million)	%	%	30/06/2007 (Rp' million)	%	30/06/2006 (Rp' million)	%	%
Indonesia	1,016,058	70.8%	616,772	73.1%	64.7%	1,792,948	68.0%	1,158,173	68.4%	54.8%
Asia	154,183	10.7%	73,576	8.7%	109.6%	271,268	10.3%	234,816	13.9%	15.5%
Europe	221,026	15.4%	114,311	13.6%	93.4%	494,349	18.7%	158,423	9.3%	212.0%
Africa, Middle East & Oceania	44,665	3.1%	34,845	4.1%	28.2%	74,593	2.8%	77,353	4.6%	(3.6%)
America	-	0.0%	4,109	0.5%	-	4,717	0.2%	64,449	3.8%	(92.7%)
Total revenue	1,435,932	100.0%	843,613	100.0%	70.2%	2,637,875	100.0%	1,693,214	100.0%	55.8%

Note (1) The breakdown of revenue by geographical segments is based on shipment destination

14. *Disclosure of the aggregate value of the transactions conducted under the shareholders' mandate for Interested person transaction Rule 920(1)(a)(ii) of the Listing Manual*

The Group has the following the interest person transactions ("IPT") for first half 2007.

Name of Interested Person	Aggregate value of all interested person transactions (excluding transactions less than S$100,000)			
	Q2 30.6.2007		Half Year 30.6.2007	
	Rp 'billion	USD million	Rp 'billion	USD million
PT ISM Group				
Rental of storage tanks	0.1	-	0.3	-
Sales of cooking oil & margarine	397.2	-	776.6	-
Purchase of goods and services	19.5	-	35.6	-
Largest loan + interest outstanding due to PT ISM during the period	-	-	-	5.0
PT Salim Group				
Sales of CPO & other palm oil based products	3.9	-	6.6	-
Purchases of services	4.0	-	5.7	-
Plantations acquisition	-	-	125.0	-
Non-interest bearing loans	54.0		54.0	
Rental of land	0.1	-	0.3	-

The IPT mandate in the Circular has been approved by Shareholders at the EGM held on 5 January 2007 and is effective upon the completion of the reverse takeover on 23 January 2007.

IndoAgri

BY THE ORDER OF THE BOARD

Moleonoto Tjang
Director

14 August 2007

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company for the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.

IndoAgri

CONFIRMATION BY THE BOARD OF DIRECTORS

Pursuant to Rule 705(4) of the SGX-ST Listing Manual, we Moleonoto Tjang and Gunadi, being two Directors of Indofood Agri Resources Ltd. ("the Company") do hereby confirm on behalf of the Board of Directors of the Company that, to the best of their knowledge, nothing has come to the attention of the Board of Directors of the Company which may render the Group's unaudited interim financial results for the 2nd Quarter ended 30 June 2007 to be false or misleading.

On behalf of the Board of Directors:

Moleonoto Tjang Executive Director	Gunadi Executive Director

14 August 2007

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	14-Aug-2007 19:24:36
Announcement No.	00247

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Resignation and Appointment of Director and Chief Executive Officer
Description	Please see attached.
Attachments:	ResignationAppointmentofDirectorCEO.pdf Total size = 26K (2048K size limit recommended)

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IndoAgri

RESIGNATION AND APPOINTMENT OF DIRECTORS / CHIEF EXECUTIVE OFFICERS

The Board of Directors of Indofood Agri Resources Ltd. ("the Company") wishes to announce that pursuant to the Company's Circular dated 11 December 2006, Mr. Cesar Manikan dela Cruz will relinquish the position of Vice President Director of PT Indofood Sukses Makmur ("PT ISM") within one year of the completion of the Proposed Acquisition in the manner described in the Circular, so as to devote all of his time to manage the affairs of the Company and its subsidiaries ("the Group").

As it has been decided that Mr. Cesar Manikan dela Cruz will remain as Vice President Director of PT ISM, hence he would resign as Director and Chief Executive Officer as well as the Chairman of the Executive Committee of the Company with effect from 14 August 2007.

The Board of Directors wishes to place on record its appreciation to Mr. Cesar Manikan dela Cruz for his contributions to the Group.

The Board wishes to further announce that Mr. Mark Julian Wakeford has been appointed as Director and Chief Executive Officer as well the Chairman of the Executive Committee with effect from 14 August 2007 of the Company in place of Mr. Cesar Manikan dela Cruz who has resigned.

By order of the Board
Indofood Agri Resources Ltd.

Molconoto Tjang
Director

14 August 2007

"CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company for the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.)"

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Announcement of Appointment of Chief Executive Officer *

* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	MAK MEI YOOK
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	14-Aug-2007 19:26:43
Announcement No.	00249

>> Announcement Details

The details of the announcement start here ...

Date of Appointment *	14-08-2007
Name *	Mark Julian Wakeford
Age *	44
Country of principal residence *	Singapore
Whether appointment is executive, and if so, area of responsibility *	Appointment is executive, Mr Wakeford will be responsible for the charting and reviewing of corporate directions and strategies.
Job Title	Executive Director & Chief Executive Officer
Working experience and occupation (s) during the past 10 years *	Please see attached.
Interest * in the listed issuer and its subsidiaries *	Mr Wakeford is deemed to be interested in 200,000 ordinary shares of the Company held by his wife, Mdm Tee Foong Sin.
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	None
Conflict of interest *	None

>> Other Directorship#

These fields are not applicable for announcements of appointments pursuant to Rule 704(9)

Past (for the last five years)	Please see attached.
Present	Please see attached.

>> Information required under Rule 704(7)(h)

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction	• No

	was filed against him or against a partnership of which he was a partner?	
(b) *	Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgement against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgement has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misinterpretation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of involving an allegation of fraud, misinterpretation or dishonesty on his part)?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?	• No
(h) *	Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?	• No
(i) *	Whether he has ever been the subject of any order, judgement or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j) *	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :- (i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or (ii) any corporation or partnership which has been investigated for a breach of any law or regulatory	• No

requirement that relates to the securities or futurues industry in Singapore or elsewhere, in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?	

Footnotes	Mr Wakeford does not have prior experience as a Director of a public listed company in Singapore. He has been briefed on his roles and responsibilities as a Director of a public listed company in Singapore. CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share captial of Indofood Oil & Fats Pte. Ltd.
Attachments:	AttachmentMarkWakeford.pdf Total size = 24K (2048K size limit recommended)

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Mr Mark Wakeford's Directorships

January 2007 – Date	**Indofood Agri Resources Ltd** Advisor
October 2005- November 2006	***Cargill (Singapore)*** Chief Operating Officer – CTP Holdings Pte Ltd
February 1995 – October 2005	**Pacific Rim Palm Oil Ltd** Chief Executive Officer (1999 – 2005) Chief Financial Officer (1995 - 1999)

Directorships

Company	Country	Position	Dates
Pacific Rim Palm Oil Pte Ltd	Mauritius	CEO	January 2000 – June 2006
Pacific Rim Palm Oil Pte Ltd	Singapore	Managing Director & CEO	January 2000 – November 2006
Pacific Rim Plantations Ltd	Papua New Guinea	Managing Director & CEO	1999 – November 2006
Poliamba Ltd	Papua New Guinea	Chairman	1999 – November 2006
Consolidated Plantations of New Ireland	Papua New Guinea	Chairman	1999 – November 2006

Board of Commissioners

Company	Country	Position	Dates
PT Harapan Sawit Lestari	Indonesia	President Commissioner	2000 – November 2006
PT PacRim Management Services Indonesia	Indonesia	President Commissioner	2000 - November2006
PT Asiatic Persada	Indonesia	Commissioner	2000 – June 2006

Mr Wakeford's Working Experience

Prior to his appointment as the Executive Director and Chief Executive Officer ("CEO") of Indofood Agri Resources Ltd ("IndoAgri") with effect from 14 August 2007, Mr Mark Wakeford was the Advisor of the Group since January 2007

Mr. Wakeford started his career with Kingston Smith & Co a firm of Chartered Accountants in London, England. Mr. Wakeford has been in the plantation industry since 1993, working with plantation Companies in Indonesia, Papua New Guinea and Thailand. Mr. Wakeford started his plantation career as the Finance Director of PT PP London Sumatra in 1993 before moving to Pacific Rim Plantations Limited as Chief Financial Officer from 1995 to 1999, based in Papua New Guinea. In 1999 Mr. Wakeford became CEO and Executive Director of Pacific Rim Plantations Ltd ("PRPOL"). PRPOL was a regional palm oil company which owned plantations in Indonesia and Papua New Guinea. PRPOL was sold to Cargill in 2005, and Mr. Wakeford spent one year with Cargill, prior to joining IndoAgri in January 2007.

Mr. Wakeford trained and qualified as a Chartered Accountant in London, England. He also attended the Senior Executive Program at the London Business School.

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	14-Aug-2007 19:30:04
Announcement No.	00253

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 14-08-2007
2. Name of Director * — Mark Julian Wakeford
3. Please tick one or more appropriate box(es): *
   - Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Deemed Interest — 14-08-2007
2. Name of Registered Holder — Tee Foong Sin
3. Circumstance(s) giving rise to the interest or change in interest — # Others

   \# Please specify details — Mr Wakeford who is appointed as Executive Director and Chief Executive Officer of the Company is deemed to be interested in the shares held by his wife, Mdm Tee Foong Sin.
4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	200000
As a percentage of issued share capital	0.015 %
Amount of consideration (excluding brokerage and stamp duties) per share	1.25

paid or received	
No. of Shares held after the change	200000
As a percentage of issued share capital	0.015 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	0	200000
As a percentage of issued share capital	0 %	0.015 %

Footnotes: CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.

Attachments: Total size = 0
(2048K size limit recommended)

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END